Exhibit 99.1

ZS Crossover II L.P.
1133 Avenue of the Americas
New York, New York  10036

Ned L. Sherwood	(212) 398-6200
Fax (212) 398-1808

               March 11, 2008

The Board of Directors
Capital Southwest Corporation
12900 Preston Road at LBJ, Suite 700
Dallas, TX  75230

Dear Board of Directors:

As you are aware, on January 30, 2008, in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we submitted a proposal for inclusion in the proxy statement of Capital Southwest Corporation (“CSWC” or the “Company”) at its upcoming annual meeting of shareholders (the “Proposal”).  Given the repeated declarations by Chairman William R. Thomas concerning shareholder rights in past annual reports, you could imagine our surprise when we received a copy of the Company’s plea to the Securities and Exchange Commission (the “SEC”) to take no action regarding the Company’s intent to exclude our “non-binding” proposal from its proxy materials (the “Response”).  We cannot understand, given CSWC’s stated position concerning shareholder rights, why the Company would attempt to silence the voices of its shareholders.
We do understand, however, that the Company and the Board of Directors (the “Board”) may be concerned with hearing the thoughts of shareholders, given the poor performance of the Company over the past decade.  We believe that the performance of the Company’s stock price and the fact that its shares continue to trade at a significant discount to its stated net asset value evidence the fact that shareholders have lost confidence in the ability of management and the Board to create value for shareholders. In fact, the current valuation of the Company’s shares implies that shareholders believe that CSWC will actually lose value over time.  Rather than wasting corporate assets on fighting the Proposal, the Board should be taking the necessary steps to unlock shareholder value as we suggested in our letter.
We know there are other shareholders who, like us, believe that including the Proposal in the proxy materials will benefit the Board by allowing it to better understand the desires of the shareholders, the true owners of the Company.  Moreover, we believe such an action would be far more consistent with CSWC’s past stated views on shareholder rights, as it would support the rights of shareholders rather than impinge on them through a unilateral decision made by management and the Board.
We have filed a reply to the Response with the SEC, as we believe the Company’s basis for excluding the Proposal from its proxy materials is without merit.  However, we encourage the Company to right this situation before the SEC makes its decision by dropping its opposition to including our proposal in its proxy materials, as CSWC’s attempt to silence the voices of its shareholders is totally unwarranted and not in the best interests of the Company.  We look forward to your prompt response.

Sincerely,

/s/ Ned L. Sherwood

Ned L. Sherwood